SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company

(Translation of Registrant’s name into English)

Praia de Botafogo, 501, Torre Corcovado

7º andar

22250-040 — Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

TABLE OF CONTENTS

1.	Management’s Report for the fiscal year ended December 31, 2005 of Tele Sudeste Celular Participações S.A.*

2.	Financial Statements for the Years Ended December 31, 2005 and 2004 of Tele Sudeste Celular Participações S.A.*

*	Expressly incorporated by reference into Telesp Celular Participações S.A.’s Registration Statement on Form F-4/A, filed with the Securities and Exchange Commission on January 24, 2006 (SEC File No. 333-130410), and in the Prospectus, dated January 24, 2006, included therein.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2006

VIVO PARTICIPAÇÕES S.A., formerly known as Telesp Celular Participações S.A. and as successor by merger to Tele Sudeste Celular Participações S.A.

By:	/s/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira
Investor Relations Officer

MANAGEMENT’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

MANAGEMENT’S REPORT

The management of Tele Sudeste Celular Participações S/A – “TSD”, a company operated by Telefónica Móviles and Portugal Telecom, operating under the brand name VIVO, is submitting Management’s Report and the company’s Financial Statements for fiscal year ended at December 31, 2005, in compliance with the provisions in the law and bylaws.

Message from the Chief Executive Officer

2005 was a year of important advances for VIVO, the brand under which the companies Telesp Celular Participações S.A. – TCP (controlling shareholder of Tele Centro Oeste Celular Participações S.A. – TCO), Tele Leste Celular Participações S.A. – TLE, Tele Sudeste Participações S. A – TSD and Celular CRT Participações – Celular CRT all operate; they all make up the assets of the joint venture formed by Telefónica Móviles and Portugal Telecom. A customer base of close to 30 million clients in December 2005 is the best evidence of VIVO’s leadership in the Brazilian mobile communications market. But of greater value than its superiority in terms of “market share” are the quality of its customer base and its leadership in revenue share.

In general, the players in this market have based competition strategies on powerful mechanisms designed to reduce entry level prices and on high investments in advertising and marketing. Vivo has adapted to market conditions, without putting in risk its capacity of generating results, which allows it to continue its quality relationships with its clients, shareholders and community. Increasing numbers of postpaid subscribers and ongoing income data growth registered between 2004 and 2005 are some of the indicators that attest that the path chosen was the right one.

The Brazilian market, with approximately 85 million cell phone users, still has room for growth, albeit at a slower pace than in the past few years. VIVO is on the lookout for opportunities to add new customers to its base. But, in the current scenario, the organization’s major challenge is to “win over” the customers it already has, that is, to ensure their loyalty. There is a very simple form of making customers confirm their choice in appointing VIVO as their carrier: a continual drive for customer satisfaction, through service excellence, especially in billing, card recharging and customer services. These are key factors for the customer and, thus, key factors in VIVO’s strategy. Quality in these items that are sensitive to customers is what is going to make the difference.

Ongoing advances

In 2005, VIVO evolved significantly in several fields. Expansion projects and the CDMA overlay allowed Vivo to increase by about 20% the digital coverage in several areas. One of the highlights was the State of São Paulo, which now has VIVO coverage in 100% of its municipalities. Besides growing in terms of quantity, the organization gained points in terms of service quality, evidenced by the increase in the completed originated call rate to 78%, from 72%, well above the 67% targeted by Anatel.

VIVO also made significant progress in its projects to unify the main business and operation support systems. In 2005, SAP and data warehouse projects were finally concluded. Unification of billing, prepaid and front-office systems has also moved forward and is expected to be fully completed in 2006. These moves gave the organization greater agility, efficiency and competitiveness. They have, among other things, made the launch of new products easier and enabled VIVO to offer customers the same promotions and type of relations, regardless of which area they are in.

One other contribution towards consolidating the organization into one single entity that must be mentioned was the decision by the boards of directors of the companies operating under the VIVO brand to promote the corporate restructuring that will result in a single publicly held company - Vivo Participações S.A.

The system unification projects and improvement in customer services have proved to have successful results among customers as evidenced, for example, by the drop in call center calls in 2005 as compared to those of the previous year.

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Third Generation

With respect to technology, CDMA EVDO, VIVO’s Third Generation System, which guarantees very high data transmission speeds, is now fully operational in São Paulo, Rio de Janeiro, Curitiba, Porto Alegre, Salvador and Brasília. This technology is the cornerstone for some significant innovations in services, such as Vivo Play 3G and Vivo Zap 3G. Included in the important launches made in 2005 are Smart Mail (a corporate service that permits real time access to office e-mails) and Vivo Moblog (a service which, differently from common blogs, allows both the Internet and cell phones to be used in text and image configurations and publications). To innovate is one of the key factors in increasing data service revenues, which already account for 6% of total revenues. Use of the Vivo Downloads service alone – which includes the downloading of games, images and musical tones – has risen by 200% from 2004 to 2005.

But for VIVO, to innovate entails much more than to introduce a new service in the market or to pursue cutting-edge technology. It is equally important to innovate in terms of processes, attitudes, customer relations and employee relations. To simplify offers or improve communication mechanisms between in-house departments to expedite delivery of a solution to a demand to the Call Center are innovations that do not require sophisticated technology and have an important positive impact on customers.

If VIVO put a lot of energy into the businesses throughout 2005, it did so without disregarding another essential aspect: exercising its social responsibility, whether in forging an ethical and transparent relationship with its different target publics – customers, shareholders, employees, community members and government authorities – or in participating in initiatives that promote progress and social equality. The close to 40 projects sponsored by Instituto Vivo, especially in the field of Education, benefit more than 200,000 persons across Brazil. A civic effort to which all VIVO employees contribute is the VIVO Volunteer Program, which organizes activities designed mainly for the visually disabled.

Transformation

2005 was, without any doubt, a year of major realizations for Vivo, as the reader will have opportunity to see in greater detail throughout this report. But one factor has made 2005 a decisive year: it marks the beginning of a new era for the organization. An era in which VIVO will be fully devoted to customer satisfaction.

This is a challenging strategic guideline as it requires the fine-tuning of all the departments to focus on the customer’s “cause”. It requires changes that will only be brought about if the people that make up the organization are strongly determined to undertake them. And VIVO’s professionals are. The climate survey conducted at the end of 2005 showed that all employees fully endorse the new strategic orientation, clearly identify the paths of change that must be followed and are willing and prepared to help VIVO become a 100% customer-oriented company, with segmented promotions and excelling in general, billing, recharging and customer services. These are essential elements that add value to the customer and to VIVO’s business.

2005 Highlights

•	Leading position in mobile telephony in Brazil with a 34.5% market share (source: Anatel);

•	Approximately 30 million customers at the end of 2005;

•	100% coverage in all of the municipalities of the State of São Paulo;

•	The greatest coverage in Brazil – servicing over 2,200 municipalities;

•	More than 7,600 points of sale of its own or outsourced;

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•	Pioneer in providing 3rd Generation Services in Brazil, due to the introduction of the CDMA EV-DO technology in its main capital cities (São Paulo, Rio de Janeiro, Florianópolis, Curitiba, Porto Alegre, Salvador, Vitória and Brasília);

•	Main innovations: Vivo Play 3G, Vivo ZAP, Smart Mail and Globalmoto;

•	15 million downloads since 2003;

•	2 million VIVO Wap users per month;

•	More than 6,300 direct jobs;

•	11th best valued brand on the domestic market, according to Internbrand ranking, worth US$ 218 million;

•	SAP project completed, unifying the entire management system;

•	Data warehouse unification project completed;

•	Vivo was granted more than 40 awards, with special mention to the Caboré Prize – for best advertiser of the year; and

•	Sponsorships: Barco Brasil 1 in Volvo Ocean Race and Brazilian Soccer Team.

1 – Political and Economic Environment

In 2005 the fundamentals of the export sector of the Brazilian economy continued to show improvement. The trade balance registered a historical record surplus of US$ 44.8 billion, which resulted, despite the increase in profit and dividend remittances to US$ 13.4 billion, in a current account surplus in the equivalent of 1.8% of GDP. The level of foreign reserves rose to US$ 53.8 billion, the highest level posted since 1998; IMF debt of US$ 15.5 billion was paid earlier than scheduled and foreign debt reduced by US$ 34 billion, while the domestic securities debt indexed to foreign exchange rates was paid off. These efforts enhanced all foreign solvency indicators, which strengthened the downward trend in the Brazil risk premium throughout the year, to 303 bps at year end, 1 bps higher than the lowest risk level registered by Brazil since this indicator first started to be measured.

Due to the improvement in the foreign solvency rate and ongoing decline in the risk premium, the foreign exchange rate continued to steadily drop, with the US dollar depreciating in relation to the Brazilian real. In 2005, Brazil’s currency registered a nominal appreciation of 17.1% - annual average versus last year’s average. The face value appreciation of the Brazilian real was one of the factors that contributed to achieving the inflation target in 2005. Inflation according to the IPCA (Expanded Consumer Price Index) of 5.7% in 2005, the lowest since 1998, was slightly higher than the 5.1% Central Bank target, but well within the tolerance bracket.

The second reason why the inflation rate (based on the IPCA) remained within the tolerance brackets established by Central Bank was the rise in interest rate in 2005. During the year, the Central Bank of Brazil raised the SELIC rate (Special Settlement and Custody System) to 19.75% in August, from 18.25% in January, and then reduced it to 18.0% in December. As a result, the accumulated nominal rate registered in the year was 19.0%, or 12.6% in real terms. It should be mentioned, on the other hand, that this increase in real interest rate also reduced economic activity, particularly in the second half of the year. Because of this, the growth rate for the Brazilian GDP should be 2.0% for 2005.

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Worldwide Mobile Phone Market

The worldwide mobile phone market grew 21.0% and 25.3% in 2003 and 2004, respectively.

Similar growth of around 24% is estimated for 2005. In 2005, total number of cell phone users worldwide exceeded the two-billion mark.

The penetration of mobile phones worldwide is expected to have reached 29% in 2005, up five percentage points over 2004.

Prepaid plans continue to be the driving force behind the growing number of users in several areas around the world, the only exception being North America and Europe, where prepaid subscribers account for 96% of new telephone line additions. In 2005, 62% of cell phone users were prepaid plan subscribers.

It is estimated also that 26% of worldwide mobile service users are lines used by companies.

Some 77.3% of the lines in the world use GSM technology, 15.3% CDMA technology and 7.4% use other technologies. As far as third generation technologies are concerned (3G), W-CDMA (UMTS) has 49 million subscribers while the 1xEV-DO technology has 26 million subscribers.

Brazil is the fifth country among the nations with the largest number of cell phones, and its 20 million user market growth rate in 2005 was also one of the highest in the world, surpassed only by China (76 million), Russia (61 million) and India (28 million). China closed 2005 with 400 million cell phones (31.8 mobiles/100 inhab.), Russia with 125 million (86.6 mobiles/100 inhab.) and India with 76 million (7.0 mobiles/100 inhab.).

Following the same trend of the previous year, in 2005 the markets of China, Russia, India, Brazil and United States were leaders in terms of new subscribers. Pakistan, Colombia, Nigeria and Egypt were the countries that reported the highest mobile phone percentage growth.

Mobile Phone Market in Brazil

2005 was characterized by strong expansion in the Brazilian mobile business triggered mainly by strong competitive pressure among operators, which lowered the entry level prices and the service prices. The year closed with a total 86.2 million lines, reporting 31.4% growth in the year.

Expectations point to a slight slowdown in the growth of the customer base of the mobile business in 2006, due mainly to high mobile penetration and operator concern in improving business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 34.5% market share at the end of the year.

Net additions in 2005 totaled 20.6 million, up 7.3% on net additions registered in 2004. The last quarter of the year reported the highest volume of net additions in the year, totaling 6.2 million new lines, down 16.6% when compared to the last quarter of 2004.

Due to the strong growth of the customer base in 2005, mobile penetration reached 46.6%, which is higher than in 2004 by 10 percentage points. Consequently, mobile penetration was 24 percentage points higher than that registered by fixed telephones in Brazil of 22% at the end of 2005.

Data services usage also rose in Brazil in 2005. Revenues produced in Brazil from data transmission accounted for 4.4% of ARPU in third quarter 2004, but had climbed to 5.8% in third quarter 2005. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2006. This growth may be spurred by the diversity of solutions and service applications provided by the use of data services through the cellular phone.

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Regulatory Environment

2005 was marked by intensified fiscal control actions by Anatel and the issue of Public Inquiries proposing changes in the regulations, especially focused on the protection of consumer rights.

Stricter fiscal control actions by Anatel caused an increase in the number of administrative proceedings filed against cell phone operators, especially in view of the quality of services rendered. These proceedings could result in the application of sanctions on the respective operators.

One of the most important Public Inquiries was No. 642, which proposed changes in SMP (public mobile service) regulations. January 16, 2006 was the deadline for any opinions to be voiced thereon. In this document, Anatel addresses points of vital importance to the cell phone business such as: compulsory assistance presence per serviced municipality, extension of prepaid card validity; extended period before blocking use of phone of defaulting users and abolishment of the service plan grace periods.

Among the resolutions published by Anatel in 2005, most noteworthy are No. 410, which provides the new general interconnection regulations, and No. 408, which upheld the partial Bill and Keep rule on payment for use of networks among SMP operators.

2005 also featured the beginning of free negotiations of the price for use of mobile networks (VU-M), until the pricing-at-cost model is implemented. A temporary agreement was signed among local fixed telephone operators and mobile operators to ensure a 4.5% price adjustment, pending a decision by Anatel on requests for arbitration relative to VU-M prices.

2 – Marketing Strategy

The mobile telephony industry in Brazil is starting to reach a saturation point, with the higher social classes registering very high levels of penetration. In these circumstances, the market value starts to steadily become centered on the bases of the operators themselves, increasing the competition for value-added customers. At year end the first signs of the slowing down of the business appeared and caused operators to seek to maximize the creation of value. We believe that this could lead, more and more, to improved results in the industry.

In this context, VIVO based its 2005 strategy on two fundamental principles:

•	To maintain its market leadership;

•	To grow with profitability in order to maximize EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy made up of great “macro actions”, which were put into effect throughout 2005 and expected to be continued in 2006:

•	To Deliver Basic Service with Quality Leadership, adjusting the company´s framework and optimizing key processes such as call center customer service and public stores;

•	Aggressive Customer Loyalty Programs in order to reduce the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions by allocating funds according to profitability and returns;

•	Selective Growth in segments and regions with higher value-creation potential;

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•	Ensure profitability of the current customer base as well as of new customers captured during the year by implementing actions that stimulate use of services (especially recharging of prepaid cards), improving segmented management and adjusting the cost of servicing to the value of each segment;

•	Build/Communicate Brand Differential by exploiting the competitive edge of its coverage and technological advantages of the CDMA (3G - EVDO), translating into innovative services and more modern handsets; and

•	Change brand value perception by exploiting simple attributes recognized by customers and a commitment to deliver quality and satisfactory customer services (establish credibility and trust).

Plans and Campaigns

The retail campaigns in 2005 were aimed at selective growth, particularly in the postpaid plan and other segments with potential for greater value generation, in order to improve price perception and enhance market leadership.

Among the benefits granted in promotions this year, VIVO tried to create offers that were both attractive and also encouraged consumer habits in customers, by offering more incentives to those holding more profitable postpaid plans (by giving discounts to handsets), monthly card recharging to prepaid subscribers and timely payments to postpaid plan subscribers.

The principal benefits included: intranet traffic (local and long distance using CSP – Long distance carrier selector code- 15), data services (SMS and MMS), reduced off-peak rates; selected handset price reductions (postpaid plan promotions that offered escalating discounts according to higher service plan value to boost growth of the high potential segment), among others.

In all VIVO’s acquisition campaigns, a special focus was placed on the value attributed to the current customer base, and all customers were given the chance of taking part in all of the campaigns by changing their handsets and keeping their former numbers, which ensured customer loyalty and higher profitability rates, as described above.

VIVO also engaged in segmented actions that centered on the Youth and High Potential segments. The campaign designed for the Youth segment was “Vivo in Colleges”, a project that was conducted in 100 of the largest and best universities in Brazil. It was aimed at bringing VIVO closer to college students, but this time by “invading their world”, and made possible a greater bridging of the gap and helped them identify more with the VIVO brand. In all, some 700,000 students participated in this project.

Another highlight was a marketing drive involving partners that speak the language of young people. The most important of these was the partnership formed with Terra, Brazil’s largest Internet portal. Direct marketing actions were taken to capture users in this segment.

Focused on the High Potential segment, the most relevant projects were those designed to acquire the postpaid clients of higher value of the competition. These campaigns were undertaken through direct marketing and in the VIVO stores. The promotions of these campaigns were aimed at providing higher benefits to customers who made a commitment to higher monthly disbursements.

Concurrently with the Acquisition Campaigns, VIVO strove to enhance price perception in the market and within its customer base. The plan portfolio was updated in view of the promotions undertaken by new players on the market that posted price discounts and aggressive subsidies as their principal means of leveraging sales. This adjustment was extended to the customer base through a migration of customers to selective plans with the objective of guaranteeing returns and customer loyalty via segmented promotions. In September, with a view to assuring the loyalty of

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high value postpaid subscribers, the Vivo Ideal plan was launched, which automatically fitted customers into the 150, 300, 500 and 1000 minute plans according to their consumption.

In addition, in October 2005, VIVO launched a new campaign “Vivo e Você na Copa” (Vivo and You at the World Cup) focused on its current customer base (both prepaid and postpaid plan subscribers), in order to enhance profitability. This campaign offers to take 75 customers with companion to watch Brazil play in the 2006 World Soccer Championship, and will be valid until March 31, 2006.

2005 Acquisition Offers

The year of 2005 started with a summer promotion entitled “Verão em Dobro VIVO” (Double Summer Vivo), which offered the benefit of card recharges and call minute bonuses worth two times more and exclusively to postpaid clients’ long-distance (LD) calls at local charges via CSP 15, to boost intranet and LD traffic.

In March, the campaign “VIVO 15 Super Tarifa” (VIVO 15 Super Rate) addressed to young people, boosted postpaid and prepaid plan additions with an aggressive promotion and strong appeal to price perception through a reduced rate (R$ 0.15/min) on all intranet calls in Brazil, plus a data services sample package.

The campaign “Dia das Mães VIVO” (Mother´s Day Vivo) in May focused on price perception again, with a 50% discount on local and long-distance intranet calls using CSP 15 of Telefônica, in an attempt to reinforce the VIVO Community concept. A data services sample package (SMS + MMS) was offered in addition to this benefit. Another campaign introduced at the same period featured “Bom de Papo” (Easy Chatting), packages of 300 minutes (60 minutes free + 240 minutes within the Vivo network) and 600 minutes (120 minutes free + 480 within the Vivo network), designed to attract and ensure loyalty of high-value postpaid customers which were targeted by the competition.

In mid-June, we launched the campaign “Noite dos Namorados” (Valentine’s Evening) to encourage calls during the network’s off-peak period, to reduce idle time by offering reduced rates for voice and data for only R$ 0.10/minute. During the same month, focused on the high potential segment, VIVO launched the promotion “100 minutos por R$1” (a minute-based package for intranet local calls for R$1.00 per month added to the 60, 120, 180, 240, 360, 600 and 900-minute plans). Both offers were designed to improve price perception and the “VIVO Community” concept.

In July, as a result of launching the Father’s Day Campaign, VIVO started off the promotion “Mesada VIVO Pré” (VIVO Prepaid Pocketmoney). It was a simple, attractive, but different kind of promotion in which R$30 were given as bonus for local calls to any operator, coupled with a data services sample package (SMS and MMS). The promotion was later extended into the months of August and September.

During this same period, VIVO started version two of the Bom de Papo campaign designed to attract and ensure the loyalty of high-value postpaid subscribers who continued to be targeted by the competition.

In October, the company again focused its attention on youth, and again used the “VIVO Community” concept under the promotion called “Fale + Por –” (Speak + For –), whereby local intranet calls had reduced rates (R$0.25/min), plus the benefit of a data services sample package. This again was a simple and competitive offer which also aimed at enhancing price perception.

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To close the year, Brazil’s leading mobile telephone company set in motion a pioneering and very attractive offer, which was easily understood by customers. Its purpose was to exploit free use of cell phones through “Natal Bônus Livre” (Christmas Free Bonus) campaign, with a bonus of R$ 40/month (for 6 months) for local calls to any cellular or fixed phone, conditioned upon a monthly card recharge and timely paid postpaid plans, plus a bonus data package (SMS and MMS).

Customer Loyalty Projects

Year 2005 was marked by aggressive attempts to “shield” high-value customers using a Program of Points as the main customer retention tool. Under this program customers accumulate points based on their monthly invoices, and these points can be used in acquiring a new handset.

The Program of Points was at first implemented in VIVO’s own stores, which not only made it easier for customers to exchange handsets but also stepped up the number of handsets exchanged each month. Besides this, in 2005 the implementation of this program was completed in all regions, integrating the program nationwide.

All this effort resulted in an 82% growth in “shielding” our customers in relation to 2004, especially in the third and fourth quarters of 2005.

3 – Business Performance

TSD is the holding company that controls 100% of Telerj Celular S.A. and of Telest Celular S.A., which are both authorized to provide personal mobile services within their respective areas of coverage. Telerj Celular S.A. operates in the State of Rio de Janeiro and Telest Celular S.A. in the State of Espírito Santo.

Operating Performance

As of December 31, 2005 TSD reported an 8.3% increase in its customer base, totaling 4,740 thousand customers, with a market share of 42.6%, thus maintaining its lead position and proving the effectiveness of its strategy, which was to invest in coverage, innovation and service quality and to maintain a high cost-benefit ratio for customers in a market with intense competition.

The figures below show TSD’s operating performance:

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The ARPU (average revenue per user) posted in 2005 of R$32.2 was lower than that registered in 2004 due to the expansion of the total customer base and a reduction in the inbound ARPU caused by a reduction in fixed-mobile traffic, as well as a drop in MOU (monthly average of minutes of use per customer), which was 92 in 2005.

SAC (subscriber acquisition cost) reached R$172 in 2005, with the increase in relation to 2004 due to market conditions during the year and customized campaigns targeting postpaid subscribers. The fourth quarter of 2005 could be characterized by an increase in prices of entry-level handsets (known as the “entry-level barrier”), which contributed to partially offset pressures on the SAC.

The penetration level in 2005 was 58.8%, indicating that there is still room for market growth.

Infrastructure – Network

In 2005, 1xRTT technology managed to cover 100% of the municipalities in the states of Rio de Janeiro and Espírito Santo (170). This year, 104 new municipalities within TSD concession area were provided 1XRTT technology.

At the end of 2005, TSD’s mobile phone network covered 100% of the municipalities within TSD’s concession area. At the end of 2005, the Company’s network consisted of: 24 switch centers (including Gateways), 1,940 cell stations and 28 other pieces of equipment.

One other important fact in 2005 was the activation of EV-DO hot spots in the main cities of the state of Rio de Janeiro: Rio de Janeiro, Niterói, Armação dos Búzios and Campos de Goytacazes.

At the end of the year, TSD had installed 125 EV-DO carriers in its mobile network, all of them in the State of Rio de Janeiro.

Distribution Network

On December 31, 2005 TSD owned 51 purchase points, a Virtual Shop and Telemarketing, in addition to an efficient network of authorized dealers – retail and resale – comprised of around 884 storefronts (55% working exclusively for TSD) that can handle sales of services and handsets.

There were 40,767 points of purchase where users can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops and physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also available through a number of banks.

Roaming

In October VIVO launched Globalmoto, the first cell phone in Brazil that provides automatic international roaming facilities in more than 170 countries. Even in countries where CDMA technology is not available, customers may continue to use the same handset and number. The new handset is being widely used by corporate customers, whose officers are always traveling abroad.

However, customers who do not own a Globalmoto may also freely access their numbers in over 170 countries, since if CDMA is not available in the country they are visiting, VIVO offers a VIVO no MUNDO VIP (VIVO in the VIP World) kit with a handset that runs on technology used in that particular country, without any additional cost to the customer, who may keep their original numbers.

Today, VIVO postpaid subscribers can use their own handsets in the United States, Canada, Mexico, Puerto Rico, Dominican Republic, Chile, Peru, Argentina, Uruguay, China, South Korea and New Zealand, an amenity that is available in over 2,500 cities.

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Also with regard to international roaming, the company decided to maintain a low and simple rate as a means of standing up to competition.

With respect to national roaming, VIVO still has roaming agreements with carriers that operate in other Brazilian states, to provide nationwide service to customers.

Information Systems

In 2005, Information Systems focused on projects aimed at consolidating information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-office, prepaid, data warehouse, accounting and management (among others) or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new Data Processing Center, where the new systems are installed and some of the unconsolidated applications will be migrating to, which is now in a modern, safe and efficient technological environment.

Quality Program

In 2005 we continued to qualify for quality certification for SMP PGMQ indicators (collection, consolidation and sending methods) first extended in August 2003 by the certification bureau BVQI - Bureau Veritas Quality International. This certification meets one of the requirements for migrating to SMP - Personal Mobile Service and is benchmarked through the Personal Mobile Service Quality Indicator Regulations, defined under a resolution issued by Anatel (National Telecommunications Agency).

Good practices undertaken in adjusting to ISO9001:2000 requirements were incorporated into work routines. Compliance with mapped procedures and procedure registers are ensured through internal quality audits that are conducted throughout the entire business.

We directed our actions to focusing on improving those processes that cause a direct impact on the customer’s experience with VIVO. Within this context, all procedures involving sales activities, use of services, billing and customer services, are specifically outlined and undertaken by teams that devote their time specifically to these, based on existing best and most efficient practices.

4 – Customer Services

The scenario in 2005 was marked by stronger competition in the cell phone business, causing increases in promotions and actions to encourage acquisition and ensure customer loyalty and higher profitability. This caused an increase in the number of calls to the Customer Relations Centers (monthly average of 37.2 million calls offered), up 11% over last year’s figure, but in line with the 12.3% increase in the customer base.

To meet this demand, several customer service optimization actions were taken, among which we highlight: customer calls directed to a single number *8486 (*VIVO), a virtual agent (recognition of verbal commands), transfer reduction project (after assessing relevance and adherence to procedures, reduction of layers of customer service and 2nd transfers), implementation of the MDP (Daily Performance Map – On-line Operation Management System), Re-incidence Reduction Project and Relationship Consultants.

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Also worthy of mentioning are: expansion of URA (audible response units) to Prepaid Promotion and Registration, increases in the recharge channel *7000, restructuring of Bradesco recharge URAs, and implementation of nationwide recharge URAs via Banco24hs; increases in the number of TAVs (VIVO Self Service Terminals) in our own stores; a National VIVO Portal (www.vivo.com.br) – a content channel comprised of services, information, promotions, e-commerce, reaching almost 5 million hits per month, which makes it one of the sites with most viewers worldwide, and VOL (Vivo Online) - Web service channel which provided close to 1.5 million services/month.

For handling incidents, VIVO launched a VIVO Customer Portal in early 2005, whose main objective was assessment/solution of the causes of incidents in partnership with other management departments, which has helped reduce the back office reported incidence rate by 15%.

Also during 2005, a national Individual Business Operations nucleus was created, which reports to the Customer Services Department. It controls all actions related to acquisition, profitability, customer retention and loyalty, has an installed infrastructure of 1500 PAs and boasts an average of 2,300,000 outbound contacts/month, as well as a customer retention and loyalty nucleus (Save Team). The Save Team reported an 8.4 percentage point improvement (retention rate in Dec/04 = 76.2%; Dec/05 = 84.6%), due to a gradual replacement of bonus promotions with “shielding” offers (handsets and plans), adding quality to retention and centering all physical operations in SP, which contributed towards implementing a management system consistent with corporate objectives.

The creation of the National Corporate Customer Division and unification of back office operations, customer relations, retention, CRI, Data and Critical Missions in a single site has boosted results in the corporate channel.

To guarantee the continuity and quality of customer services during the migration of the billing and front office systems was another challenge we overcame in 2005. This experience will help to handle the migrations we expect to take place in 2006.

This set of actions has enabled us to follow our customer-focused strategy, which is strongly based on a corporate culture that respects consumers, and to make headway not only in quantitative terms but also in qualitative terms, as indicated by the Quality URAs—on-line electronic measures of customer satisfaction with services and satisfaction surveys developed by a specialized company, Indicator GFK, according to which TSD’s customer treatment scored 8.4 in the last two months of 2005.

5 – Economic and Financial Performance

In R$ million	2005	2004	Var.(%)
Net operating revenue	2,078.0	1,927.0	7.8%
Operating costs and expenses	1,921.7	1,791.8	7.2%
Net Profit	111.2	92.8	19.8%
Loans and financing	—	50.3	-100%

Operating Revenue

The net operating revenue of TSD was R$ 2,078.0 million in 2005, compared to R$ 1,927.0 million in 2004, thus amounting to a 7.8% increase resulting from growth in the total customer base.

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The net operating revenue from services increased by 9.9% in 2005 in relation to 2004, from R$ 1,604.5 million to R$ 1,762.8 million in 2005, due to increase in the customer base and use of data services, partially offset by the effects of loyalty programs, such as Vivo Ideal and other customer loyalty campaigns aimed at adjusting a customer’s plan based on their profile.

The net operating revenue from sales of products decreased by 2.3% compared to 2004, from R$ 322.5 million to R$ 315.2 million, due to a strategy adopted in response to market conditions for the acquisition of new customers, which is focused on high and medium end customers. Worthy of mention is the maintenance of higher entry-level barriers in the fourth quarter.

Operating Costs and Expenses

The operating costs increased by 7.2% compared to 2004, totaling R$ 1,921.7 million which was primarily due to an increase in costs for third-party services, especially publicity and commissions related to recharges and post-sale “client care”, associated with the increase in the total traffic recorded in 2005, as well as an increase in provisions for doubtful accounts.

The increase of 2.8% in the cost of services rendered during 2005, in relation to 2004, results from an increase in Fistel tax due to growth in the customer base, in lease/insurance and condominium costs, especially property lease costs, as well as third-party services, mainly for network maintenance and electricity costs, partially offset by the reduction in means of connection (network and transmission elements) and interconnection.

Income for the Current Year

TSD’s net income was R$ 111.2 million in 2005.

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Loans and Financing

At December 31, 2005, the Company recorded no debt with financial institutions, while the Company’s debt at the end of 2004 was R$ 50.3 million at December 31, 2004.

Cash and financial investments on December 31, 2005 were R$ 454.4 million, offset by derivative assets and liabilities relating to supplier coverage (R$ 3.7 million payable), resulting in a net cash position of R$ 450.7 million (R$ 290.6 million in 2004).

6 – Capital Expenditures – CAPEX

Capital expenditures in 2005 amounting to R$ 297.1 million were used primarily for the following: (i) information systems; (ii) quality maintenance and expansion of coverage to account for the growth in the customer base; and (iii) terminals and technology for serving the corporate market segment.

7 – Capital Markets

The São Paulo Stock Exchange index – Ibovespa posted 33,436 at year end. In 2005, the Ibovespa increased by 27.7%, while the Dow Jones Industrial Average (DJIA) dropped by 0.6%. The average daily volume of transactions traded on the São Paulo Stock Exchange – Bovespa in 2005 was R$ 1,610.8 million, a 31.9% increase in relation to 2004.

TSD shares began trading on the São Paulo Stock Exchange – BOVESPA on September 21, 1998, under the symbols TSEP3 (common shares) and TSEP4 (preferred shares) and the ADRs (American Depositary Receipts) began trading on the New York Stock Exchange – NYSE on November 16, 1998, under the symbol TSD.

In 2005, TSD shares recorded a daily average trading volume of R$ 116.5 thousand for common shares and R$ 271.91 thousand for preferred shares on the São Paulo Stock Exchange. The market price of the registered common shares and of the registered preferred shares was R$ 25.70 and R$ 28.00, respectively, at the trading session of December 30, 2005.

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On the New York Stock Exchange – NYSE, the ADRs were traded at year end for the price of US$ 12.11, with a total of 35,476,545 ADRs outstanding. A total of 455.7 thousand ADRs were traded in 2005, representing a daily average amount of US$ 18.24 thousand and appreciation of 14.2%.

Per share	2005	2004**
Profit	1.21	1.05
Equity Value	22.29	21.95
ADR Prices in US$	12.11	10.60
Preferred Share Prices*	25.70	6.29
Common Share Prices*	28.00	4.78

(*)	Closing price on the last trading session of the year at Bovespa.

(**)	Change due to reverse stock split.

The Company’s Capital Stock in December 2005 was R$ 927,944,994.12, represented by 39,916,217 common shares and 51,915,007 preferred shares.

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Interest on Shareholders’ Equity

The Company’s Board of Directors, in conformity with article 9 of Law no. 9249/95 of the Brazilian Securities and Exchange Commission, approved interest on shareholders’ equity in the total amount of R$ 34.9 million (R$ 0.359367207 per common share and R$ 0.395303927 per preferred share), and after including a 15% withheld income tax, the total net interest amounted to R$ 29.6 million (R$ 0.305462126 per common share and R$ 0.336008338 per preferred share, except for shareholders who were able to evidence their tax immunity or tax-exempt status). The corresponding credit was posted in the Company’s accounting records on December 31, 2005. In order to comply with the provisions in the Company’s Articles of Incorporation, preferred shares are entitled to receive minimum dividends 10% higher than the dividends paid to common shares.

Corporate Restructuring

In accordance with CVM Instructions Nos. 319/99 and 358/02, the managements of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) announced that on December 4, 2005, their respective Boards of Directors approved a proposal for reorganization to be submitted to the companies’ shareholders. This corporate reorganization involved the merger of shares of TCO to convert it into a wholly owned subsidiary of TCP, as well as the merger of the companies TSD, TLE and CRTPart into TCP, in accordance with the terms and conditions found in the publication of such Relevant Fact of the same date. The corporate reorganization was approved by the companies’ shareholders on February 22, 2006.

The managements of TCP, TCO, TSD, TLE and CRTPart believe that reorganizing the company and thereby concentrating all shareholders of the companies in a single publicly held company will simplify the current corporate framework, thereby reducing costs and increasing shareholder value, permitting shareholders to hold interests in a company with greater liquidity in both domestic and foreign stock exchanges, facilitating the unification, standardization and streamlining of the TCP, TCO, TSD, TLE and CRTPar businesses, and enabling the better use of the synergies among the companies, which, directly or via their respective operators they control, already operate under the “VIVO” brand.

Reverse stock split and change in ADR ratio

On May 4, 2005 TSD completed a reverse stock split and grouped every block of 5,000 common and preferred shares into one common or preferred share, respectively. TSD also changed the ratio of its ADSs to preferred shares, and each ADS now represents one preferred share. After shares were grouped, TSD shares started to be traded on the São Paulo Stock Exchange based on the price of one share instead of on the price of a one-thousand-share block.

The purpose of the reverse stock split was to reduce management and operating costs as regards both Company and its shareholders; enhance efficiency of registers and control systems and disclosure of information; attribute greater visibility to the prices of shares representing the Company’s share capital on the market with their trading in Reais (R$) per share, also responding to a Bovespa initiative in this regard; and reduce chances of information and communication errors, thus improving services to Company shareholders.

Capital Increase

On July 29, 2005, the Board of Directors of TSD approved a capital increase and issued a total 2,029,225 new common shares at the issue price of R$ 17.98 pursuant to preemptive rights.

The issue price was 90% of the weighted average of the closing prices on the São Paulo Stock Exchange in the 30 trading sessions held between May 16, 2005 and June 27, 2005. The right to exercise preemptive rights was then granted to all shareholders between June 29, 2005 and July 28, 2005.

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This capital increase enabled Brasilcel, as the controlling shareholder of TSD, to capitalize part of the tax benefit related to the goodwill generated in the acquisition of the company. CVM regulations permit buyers of publicly held companies to capitalize tax benefits derived from amortization of goodwill generated in company acquisitions, provided preemptive rights related to such capital increase are extended to the other shareholders of the publicly held company. The tax benefits capitalized by Brasilcel in July 2005 relative to TSD included R$ 36,485,465 in tax benefits for the fiscal year ending on December 31, 2004.

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Ownership Structure in December 2005

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8 – Corporate Governance

Investor Relations

TSD works with the constant purpose of improving its corporate governance practices, promoting professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the company’s operations, meetings were conducted along the year 2005 with analysts and investors, as well as several other events. Further, TSD keeps information and communication channels available by telephone, e-mail and website, containing updated information about the company’s operations.

Sarbanes-Oxley

This law applies to companies that trade securities on the US market. To this effect, the company has been taking the necessary actions in order to comply with its requirements.

Code of Ethics

By adopting the Code of Ethics, the Company aims at enforcing the compliance with laws, regulations and other applicable rules with honest, accurate and ethical conduct. Said code applies to all managers (President, Vice-Presidents and Management) and/or persons exercising similar duties in the Company.

In accordance with the Code, VIVO executives are committed to accomplish the directives of their superiors, the rules, policies, directives and the applicable laws and to cause the employees reporting to them to fulfill the same, undertaking to provide the necessary clarifications and communications, whenever necessary.

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set forth by the Board of Directors of TSD in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication of the relevant information itself, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers & Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

Audit and Control Committee

The Audit and Control Committee is a collegial body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Bylaws of the Company.

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Board of Directors

The Board of Directors of TSD is made up of 9 members. The directors are elected for three-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position, and three of its members are independent directors within the meaning of the Sarbanes-Oxley Law.

Statutory Board of Auditors

The Statutory Board of Auditors (Conselho Fiscal) comprises three effective members and three deputy members elected by the General Meeting of Shareholders for a one-year term of office. The Statutory Board of Auditors has a non-permanent nature, being installed upon request of the shareholders, holds regular meetings once in every quarter and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Board of Auditors.

Board of Executive Officers

The Company has 8 Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of chief executive officer, executive vice president of Operations, executive vice president of Finance, Planning and Control, executive vice president of Marketing and Innovation, vice president of Technology and Networks, vice president of Compliance and Corporate Relations, vice president of IT, Product and Services Engineering, and vice president of Customers. An executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9 – Research and Development

VIVO has entered into agreements with the Federal University of Rio Grande do Sul State – UFRGS. Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the company’s technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.

Another agreement was entered into in the end of 2004 with the CPqD, a Research and Development Center in Campinas, São Paulo, for evaluation and study of new technologies.

10 – Human Resources

The company believes that people are the great differentiating factor in the development of its strategies and achieving differentiated results.

Talent Attraction and Retention

Marked by a significant appeal, the company is holding its 4th Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the company. In order to retain talent, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competencies, and programs for international training of key workers of the company made possible by the technical-cultural integration between the two shareholder groups – Portugal Telecom and Telefónica Móviles. The

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achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$ 52.2 million in 2005 for all the companies operating under “VIVO” brand with respect to fiscal year 2004.

Professional Qualification and Development

The highly competitive market and the need to maintain leadership have continued to demand efforts and investments from the company in continuously developing its professionals, with some R$ 7.4 million having been invested by VIVO companies in 2005. This was one of the most significant factors that contributed to the increased competitiveness of VIVO companies.

Vivo was awarded the ADVB 2005 Top of HR prize for its program VIVO APRENDENDO – INICIATIVA PARA AVALIAR, DETERMINAÇÃO PARA CRESCER (VIVO LEARNING – INITIATIVE FOR EVALUATING, DETERMINATION FOR GROWING), which program reflects innovation and use of technology in the management of our human resources.

In-company Environment

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions through corporate campaigns, intranet, Conexão RH (a human resources portal for employees) and others.

In light of the diversity of workers of the company, the focus was placed on the search for a communications strategy, on the basis of carefully and specially prepared diagnoses, with due regard to the regional contributions in the formation of the VIVO’s Culture.

Actions towards reinforcing corporate culture are designed to consolidate the company’s image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different levels.

Workers are also asked to answer questions in connection with an internal atmosphere study, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as a step forward in the joint work between the top management and the labor staff in the search for excellence and leadership.

Labor Staff

The total labor count in the end of 2005 was 1,099, compared to 1,219 in December 2004, with a reduction in all the areas of the business, which amounted to a 9.8% reduction.

The distribution per activity is as follows:

Area of Activity	2005	2004	% var
Technical and Operations	348	365	(4.7%)
Marketing and Sales	331	376	(12.0%)
Customer Assistance	169	190	(11.1%)
Financial and Administrative Support	251	288	(12.8%)
TOTAL	1099	1219	(9.8%)

Adhesion to the Private Pension Plans represented 82.5% of the total labor count, which means 907 workers.

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11 – Environmental Responsibility

Environmental Management began to take the shape of a project planning and preparation department in late 2004, when it was transferred to the Regulations and Foreign Affairs Board. Its mission is “to transform VIVO into a model of an environmentally responsible company with a view to creating a competitive edge for the company”.

To achieve this, it follows three major guidelines:

VIVO’s Impact on the Environment

•	Policies and Procedures – to foster the commitment to develop and implement a policy and procedures designed to minimize risks and heighten awareness of the public involved;

•	Waste Management – to create tools to evaluate waste stemming from company operations and to establish the most adequate form of waste collection and disposal, as well as actions to minimize waste production.

VIVO’s Contribution to the Environment

•	Environmental Education – to implement internal and external campaigns and events aimed at heightening environmental awareness of employees, customers, community members and shareholders. To develop creativity and environmental management to become a competitive advantage for the company.

Commitment with the Community and Government

•	Electromagnetic emissions – to educate and inform the community and to take part in discussions on legal aspects related to the business with the regulatory authorities, as well as to create tools for updating technical research on such emissions, and for compliance with Anatel Resolution No. 303.

A Look Back at 2005:

Among the main actions undertaken by the Company, we highlight:

•	Collection of cell phone batteries at stores with a view to fostering awareness among users on how this collection is important in preserving the environment. Radio Base station batteries were also recycled and the proceeds donated to Instituto VIVO to invest in socio-environmental projects. Along these same lines, selective collection of recyclable waste products was organized at the administrative buildings and then sold by the company, with the proceeds therefrom being donated to socio-environmental institutions and projects.

•	Through its Environment Management, VIVO has sought to integrate all its in-house departments on environmental issues, and also to apply and extend its environment programs across the country. With this in mind, in June it launched Environment Week, a campaign entitled “I Semana Meio Ambiente VIVO – Gestão Ambiental no Mundo dos Negócios” (Vivo Environment Week – Environment Management in the Business World), which aimed precisely at this objective. This week will henceforth be included in the company’s internal campaigns and actions agenda. Education and Environmental Marketing are the key instruments in this effort, which also has the cooperation of the different departments and personnel of regional branch offices.

•	Lectures for the communities and a commitment by the company to environmental authorities that it would become involved in electromagnetic emission issues. A survey was also conducted on cooling gases in 2005, and in 2006 GMA will be instructing the departments in charge by distributing brochures and directing them on how to register with IBAMA (Brazil’s Environmental Authority).

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12 – Awards

In 2005, the Company was granted several awards, among the most notable of which were:

•	3rd Environmental Benchmarking – Global Telecom S/A - VIVO PR/SC was awarded 3rd place in the case “Transforming Life with Art” – a selective garbage collection and internal environmental educational program for poor children and refreshing courses for public school teachers.

•	Valor Social Prize – VIVO won the prize in the Respect for the Environment category nationwide, with the case “Waste Management Program”, elected the best by popular vote.

•	Vivo Localiza garnered the prize for most innovative service offered by InfoExame magazine.

•	Caboré Prize – VIVO is elected the Advertiser of the Year.

•	Top de Marketing ADVB – VIVO received a prize for Vivo Encontra (VIVO Finds) and Gisele Bündchen projects.

•	Consumidor Moderno – VIVO is given an award by Consumidor Moderno (Modern Consumer) magazine for quality customer services.

•	Top RH ADVB – Prize for the Vivo Aprendendo (Vivo Learning) program, implemented by VIVO’s Human Resources Department.

13 – Independent Audit

The policy of Tele Sudeste Celular Participações S.A. towards its independent auditors with respect to the rendering of services not related to external audit is based on principles that protect the auditor’s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his client.

In fiscal year 2005, Tele Sudeste Celular Participações S.A. assigned to these auditors other works that were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.

The independence of these auditors is ensured to the extent that the referred works were carried out by an independent staff in relation to the group in charge of the external audit work. Decision making about the adopted procedures was established by the company’s Management.

Policies and procedures:

The Company’s and its controlled companies’ policies prohibit their independent auditors from being retained to render services that entail conflicts of interest or loss of objectivity. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2006 will maintain the growth trend started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed the average growth of the economy. Strong competition is expected for 2006, as a consequence of consolidation of the current competitors, continuation of the focus on the data business, aiming at increasing the ARPU, searching for synergies and scale economies and customer retention and loyalty campaigns and actions.

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Within this context, the Company intends to maintain a leadership position on the Brazilian market, stimulating growth, attempting to provide differentiated services through the constant development of new technologies and integrated solutions, minimizing the effects of strong competition through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed our customers’ expectations.

15 – Acknowledgements

The management of Tele Sudeste Celular Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

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BOARD OF DIRECTORS

Fernando Xavier Ferreira - Chairman

Carlos Manuel de Lucena e Vasconcelos Cruz - Vice-Chairman

Felix Pablo Ivorra Cano

Shakhaf Wine

Ignacio Aller Mallo Luis Paulo Reis Cocco

Antonio Gonçalves de Oliveira

Luiz Kaufmann

Henri Philippe Reichstul

STATUTORY AUDIT COUNCIL

EFFECTIVE MEMBERS	DEPUTY MEMBERS
CLAUDIO JOSÉ CARVALHO DE ANDRADE	DANIEL VIDAL DE ALMEIDA
Preferred Shareholders’ Representative	Preferred Shareholders’ Representative
EVANDRO LUIS PIPPI KRUEL	FABIANA FAÉ VICENTE RODRIGUES
MILTON SHIGUEO TAKARADA	JOSÉ RICARDO DE SOUSA PORPINO

EXECUTIVE OFFICERS’ COMMITTEE

ROBERTO OLIVEIRA DE LIMA

Chief Executive Officer

PAULO CESAR PEREIRA TEIXEIRA

Executive Vice-President for Finance, Planning, Control and Investor Relations.

PAULO CESAR PEREIRA TEIXEIRA

Executive Vice-President for Operations

LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVELAR

Executive Vice-President for Marketing and Innovation and

Executive Vice-President for IT and Services and Products Engineering

JAVIER RODRÍGUEZ GARCÍA

Vice-President for Technology and Networks

JOSÉ CARLOS DE LA ROSA GUARDIOLA

Vice-President for Compliance and Corporate Regulations

GUILHERME PORTELA SANTOS

Vice-President for Customers

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FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
ASSETS
CURRENT ASSETS
Cash and banks	158	1,797	8,778	45,841
Temporary cash investments	54,174	19,227	445,671	308,065
Trade accounts receivable, net	—	—	526,704	407,748
Inventories	—	—	46,356	131,578
Advances to suppliers	—	1,626	2,449	7,997
Interest on shareholders’ equity and dividends	28,327	27,416	—	—
Deferred and recoverable taxes	9,762	3,793	336,514	327,953
Derivative contracts	—	—	397	1,477
Prepaid expenses	—	—	54,069	37,298
Other current assets	691	326	72,456	79,919

	93,112	54,185	1,493,394	1,347,876

NONCURRENT ASSETS
Recoverable taxes	53,143	51,080	254,683	262,152
Prepaid expenses	—	—	11,009	15,416
Other noncurrent assets	530	530	9,112	9,061

	53,673	51,610	274,804	286,629

PERMANENT ASSETS
Investments	1,989,212	1,917,171	409	499
Property, plant and equipment, net	—	430	1,169,094	1,263,569
Deferred assets, net	—	—	1,957	513

	1,989,212	1,917,601	1,171,460	1,264,581

TOTAL ASSETS	2,135,997	2,023,396	2,939,658	2,899,086

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Payroll and related accruals	487	516	29,600	29,744
Suppliers and trade accounts payable	3,814	6,612	509,084	552,847
Taxes payable	2,747	2,586	100,813	78,245
Loans and financing	—	—	—	50,250
Interest on shareholders’ equity and dividends	44,420	35,785	46,118	37,708
Reserve for contingencies	2	—	26,815	61,055
Derivative contracts	—	—	4,128	14,512
Other liabilities	37,379	7,033	75,833	56,858

	88,849	52,532	792,391	881,219

NONCURRENT LIABILITIES
Reserve for contingencies	—	—	74,566	22,565
Other liabilities	—	—	25,553	24,438

	—	—	100,119	47,003

SHAREHOLDERS’ EQUITY
Capital stock	927,945	891,460	927,945	891,460
Capital reserve	170,449	206,934	170,449	206,934
Income reserves	311,491	235,207	311,491	235,207
Retained earnings	637,132	637,132	637,132	637,132

	2,047,017	1,970,733	2,047,017	1,970,733

FUNDS FOR CAPITALIZATION	131	131	131	131

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,135,997	2,023,396	2,939,658	2,899,086

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, except for per share amounts)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
GROSS OPERATING REVENUE
Telecommunications services	—	—	2,413,754	2,119,792
Sale of handsets and accessories	—	—	626,431	584,077

	—	—	3,040,185	2,703,869
Deductions from gross revenue	—	—	(962,237)	(776,842)

NET OPERATING REVENUE	—	—	2,077,948	1,927,027
Cost of services provided	—	—	(557,135)	(582,596)
Cost of goods sold	—	—	(479,223)	(526,910)

GROSS PROFIT	—	—	1,041,590	817,521

OPERATING INCOME (EXPENSES)
Selling expenses	—	—	(648,048)	(511,415)
General and administrative expenses	(5,298)	(5,582)	(213,811)	(187,832)
Other operating expenses	(11)	(33)	(95,861)	(45,056)
Other operating income	781	135	72,398	62,037
Equity	104,586	94,532	—	—

	100,058	89,052	(885,322)	(682,266)

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)	100,058	89,052	156,268	135,255
Financial expenses	(317)	(215)	(77,046)	(82,757)
Paid interest on shareholders’ equity	(34,866)	(23,000)	(34,866)	(23,000)
Financial income	11,246	5,207	103,772	88,484
Received interest on shareholders’ equity	28,116	23,000	—	—

OPERATING INCOME	104,237	94,044	148,128	117,982
Nonoperating expenses, net	—	—	(26,255)	(1)

INCOME BEFORE INCOME TAXES	104,237	94,044	121,873	117,981
Income and social contribution taxes	163	(1,166)	(45,589)	(48,103)

INCOME BEFORE REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	104,400	92,878	76,284	69,878
Reversal of interest on shareholders’ equity	6,750	—	34,866	23,000

NET INCOME	111,150	92,878	111,150	92,878

EARNINGS PER THOUSAND SHARES - R$	1,210.38	0.21

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (COMPANY)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Capital stock	Capital reserve		Income reserve		Retained earnings	Total
		Special goodwill reserve	Tax incentive	Legal reserve	Reserve for expansion
BALANCES AT DECEMBER 31, 2003	778,838	289,835	3,589	50,266	143,703	637,132	1,903,363

Capital increase	112,622	(86,490)	—	—	(26,132)	—	—
Net income	—	—	—	—	—	92,878	92,878
Appropriations:
Legal reserve	—	—	—	4,644	—	(4,644)	—
Dividends	—	—	—	—	—	(2,508)	(2,508)
Interest on shareholders’ equity	—	—	—	—	—	(23,000)	(23,000)
Reserve for expansion	—	—	—	—	62,726	(62,726)	—

BALANCES AT DECEMBER 31, 2004	891,460	203,345	3,589	54,910	180,297	637,132	1,970,733

Capital increase	36,485	(36,485)	—	—	—	—	—
Net income	—	—	—	—	—	111,150	111,150
Appropriations:
Legal reserve	—	—	—	5,558	—	(5,558)	—
Interest on shareholders’ equity	—	—	—	—	—	(34,866)	(34,866)
Reserve for expansion	—	—	—	—	70,726	(70,726)	—

BALANCES AT DECEMBER 31, 2005	927,945	166,860	3,589	60,468	251,023	637,132	2,047,017

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
SOURCES OF FUNDS
From operations (see below)	413	—	504,376	493,596

From third parties:
Transfer from noncurrent to current assets	974	—	95,570	—
Transfer from current to noncurrent liabilities	—	—	43,508	—
Decrease in noncurrent assets	3,665	—	—	—
Interest on capital and dividends	32,545	30,866	—	—

	37,184	30,866	139,078	—

Total sources	37,597	30,866	643,454	493,596

USES OF FUNDS
From operations (see below)	—	1,224	—	—
Additions to property, plant and equipment	—	—	295,172	241,341
Additions to deferred assets	—	—	1,906	212
Additions to investments	—	—	—	90
Increase in deferred taxes	121	—	38,065	—
Increase in noncurrent assets	—	—	39,099	—
Transfer from noncurrent to current assets	—	3,826	—	5,644
Transfer from noncurrent to current liabilities	—	—	—	55,008
Interest on capital and dividends	34,866	25,508	34,866	25,508

Total uses	34,987	30,558	409,108	327,803

INCREASE IN WORKING CAPITAL	2,610	308	234,346	165,793

STATEMENT OF INCREASE IN WORKING CAPITAL
Current assets:
At the beginning of the year	93,112	54,185	1,493,394	1,347,876
At the end of the year	54,185	63,405	1,347,876	1,144,703

Increase (decrease)	38,927	(9,220)	145,518	203,173

Current liabilities:
At the beginning of the year	88,849	52,532	792,391	881,219
At the end of the year	52,532	62,060	881,219	843,839

Increase (decrease)	36,317	(9,528)	(88,828)	37,380

INCREASE IN WORKING CAPITAL	2,610	308	234,346	165,793

(Continues)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)	(Continuation)

COMPOSITION OF FUNDS FROM (USED IN) OPERATIONS
Net loss	111,150	92,878	111,150	92,878
Equity	(104,586)	(94,532)	—	—
Depreciation and amortization	430	430	357,789	393,681
Interest and long-term monetary variations	(6,581)	—	(6,308)	1,533
Gains with derivatives	—	—	—	272
Reserve for contingencies	—	—	8,494	(728)
Net book value of property, plant and equipment and investments sold	—	—	27,567	711
Decrease in investments	—	—	90	—
Depreciation of shared systems	—	—	5,455	5,778
Reserve for pension and other post-retirement benefits	—	—	139	(529)

Total	413	(1,224)	504,376	493,596

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Consolidated
	12.31.05	12.31.04
OPERATING ACTIVITIES
Net loss	111,150	92,878
Depreciation and amortization	357,789	393,681
Depreciation of shared systems	5,455	5,778
Loss on permanent asset disposals	25,797	—
Monetary and exchange variation	(5,515)	564
Credits from fiscal incentives	—	(90)
Provision for loss on investment	90	—
Provision for doubtful accounts	62,486	35,693
Increase in investments given in guarantee	(24,771)	—
Increase in trade accounts receivable	(181,442)	(97,753)
Increase in recoverable taxes and deferred income taxes	(1,346)	(20,408)
(Increase) decrease in other noncurrent assets	81,462	(111,062)
(Increase) decrease in other noncurrent assets	4,356	(5,289)
Increase (decrease) in payroll and related accruals	(144)	2,714
Increase (decrease) in accounts payable and suppliers	(43,763)	126,599
Increase (decrease) in recoverable taxes and deferred income taxes	7,054	(22,591)
Increase in income and social contribution taxes	15,514	10,807
Decrease in accrued interest	(1,416)	(8,881)
Increase in derivative contracts	30,140	31,727
Increase in reserve for contingencies	17,761	8,248
Increase (decrease) in provision for pension plan	139	(529)
Decrease in other current liabilities	(18,796)	(4,896)
Increase in other noncurrent liabilities	976	—

Net cash provided by operating activities	442,976	437,190

INVESTING ACTIVITIES
Additions to property, plant and equipment	(295,172)	(241,341)
Additions to deferred assets	(1,906)	(212)
Cash received on sale of property, plant and equipment	1,770	711

Net cash used in investing activities	(295,308)	(240,842)

FINANCING ACTIVITIES
Payment of loans and financing	(43,318)	(160,020)
Net settlement on derivative contracts	(39,189)	(29,821)
Interest on capital and dividends paid	(26,456)	(35,074)
Cash resulting from grouping of shares	37,067	—

Net cash used in financing activities	(71,896)	(224,915)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	75,772	(28,567)

At the beginning of the year	353,906	382,473
At the end of the year	429,678	353,906

SUPPLEMENTARY CASH FLOW INFORMATION
Income and social contribution taxes paid	96,498	137,036
Interest paid	1,416	14,534

NONCASH TRANSACTION
Capitalized cost of disassembled tower and equipment	703	24,074

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, unless otherwise indicated)

1.	OPERATION AND BACKGROUND

Tele Sudeste Celular Participações S.A. (“Tele Sudeste” or the “Company”) is a publicly-traded company which, as of December 31, 2005, is controlled by Brasilcel N.V. (50.47% of the total capital), Sudestecel Participações S.A. (25.54% of the total capital), Tagilo Participações Ltda. (10.90% of the total capital) and Avista Participações Ltda. (4.11% of the total capital). Sudestecel, Tagilo and Avista are wholly-owned subsidiaries of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock), and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

Tele Sudeste is the controlling shareholder of Telerj Celular S.A. (“Telerj”) and Telest Celular S.A. (“Telest”), which provide cellular telecommunications services in the States of Rio de Janeiro and Espírito Santo, respectively, including activities necessary or useful to the provision of such services, in accordance with the licenses granted to them.

The authorizations granted to Telerj and Telest shall be in force up to November 29, 2020 (the Telerj authorization was extended by Ruling No. 54,324 of November 28, 2005) and November 30, 2008, respectively, and may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of the operators’ annual revenues.

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements are presented in thousands of Brazilian reais (except where mentioned) and have been prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements have been prepared in accordance with the rules established by CVM Instruction No. 247/96 and include the balances and transactions of the subsidiaries Telerj and Telest.

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

The subsidiaries are fully consolidated. All balances and transactions among the above-mentioned companies have been eliminated in the consolidation.

The financial statements as of December 31, 2004 have been reclassified, as applicable, for comparability.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly-liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date.

b)	Trade accounts receivable

Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include services provided to customers to the balance sheet date and accounts receivable for the sale of handsets and accessories.

c)	Provision for doubtful accounts

Provision is made for those receivables for which recovery is not considered probable.

d)	Foreign currency transactions

Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of income as they occur. Exchange variation and premiums relating to foreign currency derivative contracts are calculated and recorded monthly regardless of the settlement date.

e)	Inventories

Consist of handsets and accessories stated at the average acquisition cost. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow moving.

f)	Prepaid expenses

Are stated at amounts disbursed for expenses that have not yet been incurred.

g)	Other assets

Subsidies on sales of handsets to the accredited agents are deferred and recognized in results as these handsets are activated.

h)	Investments

Permanent investments in subsidiaries are recorded by the equity method. Other investments are recorded at historic cost.

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

i)	Property, plant and equipment

Are stated at the cost of acquisition or construction, less accumulated depreciation calculated by the straight-line method based on the estimated useful lives of these assets (see Note 11). Costs incurred for repairs and maintenance that represent improvements, increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations as incurred. The present estimated value of costs to be incurred to disassemble towers and equipment in leased property is capitalized and amortized over the useful life of the related equipment, not to exceed the term of the lease agreements.

j)	Income and social contribution taxes

Are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred taxes attributable to temporary differences, tax loss carryforwards and the negative calculation base for social contribution are recorded as assets to the extent it is probable that the assets will be realized.

k)	Loans and financing

Loans and financing are adjusted for monetary and/or exchange variations and include accrued interest to the balance sheet date.

l)	FISTEL fees

Telecommunications Inspection Fund (FISTEL) fees, paid on activation of subscribers, generated monthly throughout the year, are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

m)	Reserve for contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to the probable outcome of pending cases and is restated to the balance sheet date for the probable amount of the loss, according to the nature of each contingency in which the likelihood of an unfavorable outcome is probable.

n)	Pension and post-retirement benefit plans

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the absence of prospects of reduction of future contributions, surpluses are not recognized (Note 27).

o)	Revenue recognition

Revenues from services are recognized when services are provided, and are billed on a monthly basis. Unbilled revenues are calculated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized as revenues in income as they are used.

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

p)	Net financial expense

Represents interest and monetary and exchange variations resulting from financial investments and loans and financing obtained and granted.

q)	Derivatives

The subsidiaries enter into certain foreign exchange forward and swap contracts in order to hedge their exposure to fluctuations in exchange rates and interest rates with reference to their foreign currency cash flow for debt denominated in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet and the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated based on the contractual conditions and recorded as net financial expense.

r)	Employees’ profit sharing

Provisions are made to recognize expense regarding the employees’ profit sharing program.

s)	Earnings per thousand shares

Earnings per thousand shares are calculated based on the number of shares outstanding on the balance sheet date.

t)	Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions, to the best of their ability, affecting the reported amount of assets and liabilities and the amounts of revenues, costs and expenses during the period reported. Actual results could differ from those estimates.

4.	TEMPORARY CASH INVESTMENTS

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Temporary cash investments	54,174	19,227	445,671	308,065

Temporary cash investments refer principally to liquid fixed income investments indexed to the CDI (interbank deposit rates).

As of December 31, 2005, the subsidiaries had financial investments of R$24,771, pledged in guarantee of lawsuits.

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

5.	TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12/31/2005	12/31/2004
Unbilled amounts from services rendered	107,116	66,058
Billed amounts	255,495	136,204
Interconnection	123,293	99,822
Goods sold	93,214	146,874
Provision for doubtful accounts	(52,414)	(41,210)

Total	526,704	407,748

There are no customers who contribute more than 10% of net accounts receivable as of December 31, 2005 and 2004, except for amounts receivable from Telemar Norte Leste S.A. - Telemar, which represent approximately 12% and 14%, respectively, of net accounts receivable on those dates.

Changes in the provision for doubtful accounts were as follows:

	Consolidated
	12/31/2005	12/31/2004
Beginning balance	41,210	31,685
Increase in provision	62,486	35,693
Write-offs and recoveries	(51,282)	(26,168)

Ending balance	52,414	41,210

6.	INVENTORIES

	Consolidated
	12/31/2005	12/31/2004
Cellular handsets	63,999	140,055
Accessories and others	1,143	5,610
(-) Provision for obsolescence	(18,786)	(14,087)

Total	46,356	131,578

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

7.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Prepaid/recoverable income and social contribution taxes	60,881	51,073	185,041	174,560
IRRF (withholding income tax)	1,189	3,221	20,845	22,733
Recoverable ICMS (State VAT)	—	—	73,466	70,924
Recoverable PIS and COFINS (taxes on revenue)	—	—	50,638	42,604
Other	241	241	2,389	2,294

Total recoverable taxes	62,311	54,535	332,379	313,115

Deferred tax and social contribution	594	338	244,211	259,989

ICMS on sales to be recognized	—	—	14,607	17,001

Total	62,905	54,873	591,197	590,105

Current	9,762	3,793	336,514	327,953
Noncurrent	53,143	51,080	254,683	262,152

Deferred income and social contribution taxes are comprised as follows:

	Consolidated
	12/31/2005	12/31/2004
Tax credits recorded on corporate restructuring	—	73,608
Tax credits on provisions for:
Obsolescence	6,387	4,789
Contingencies	34,470	28,431
Doubtful accounts receivable	17,821	14,011
Accelerated depreciation	29,528	22,111
Customer loyalty program	5,750	5,744
Employees’ profit sharing	4,598	4,806
Other	32,198	8,569
Tax loss carryforwards	113,459	97,920

Total deferred taxes	244,211	259,989

Current	89,547	73,559
Noncurrent	154,664	186,430

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

a)	Tax loss carryforwards: will be offset up to a limit of 30% per year of taxable income for the next few years.

b)	Tax credits recorded on corporate restructuring: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 28) and is realized proportionally to the amortization of the goodwill of the subsidiaries.

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

c)	Temporary differences: will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories.

The Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Instruction No. 371/02.

The schedule for realization of the deferred taxes is as follows:

Consolidated
Year	12/31/2005
2006	89,547
2007	30,484
2008	39,735
2009 and thereafter	84,445

Total	244,211

8.	PREPAID EXPENSES

	Consolidated
	12/31/2005	12/31/2004
FISTEL fees	14,487	17,609
Rentals	7,481	8,617
Advertising	32,389	18,962
Commercial incentives	842	583
Employment benefits	30	2,048
Insurance premiums	372	274
Other	9,477	4,621

Total	65,078	52,714

Current	54,069	37,298
Noncurrent	11,009	15,416

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

9.	OTHER ASSETS

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Escrow deposits	—	—	32,555	13,409
Advances to employees	14	—	1,673	1,762
Credits with suppliers	—	—	4,061	9,236
Credit with related companies	677	294	31,341	32,430
Subsidies on handset sales	—	—	6,534	16,821
Tax incentives	530	530	1,479	1,479
Other	—	32	3,925	13,843

Total	1,221	856	81,568	88,980

Current	691	326	72,456	79,919
Noncurrent	530	530	9,112	9,061

10.	INVESTMENTS

a)	Investments in subsidiaries

	Total interest - %	Total common shares - in thousands	Shareholders’ equity		Net income (loss) for the years ended December 31,
Investee			12/31/2005	12/31/2004	12/31/2005	12/31/2004
Telerj Celular S.A.	100	30,449	1,630,296	1,616,075	18,650	33,123
Telest Celular S.A.	100	2,039	358,916	301,096	85,936	61,409

b)	Changes

The changes in the Company’s investments for the years ended December 31, 2005 and 2004 are as follows:

Description	Telerj Celular S.A.	Telest Celular S.A.	Total
Balance as of December 31, 2003	1,590,818	262,687	1,853,505
Equity method of accounting	33,123	61,409	94,532
Dividends and interest on shareholders’ equity	(7,866)	(23,000)	(30,866)

Balance as at December 31, 2004	1,616,075	301,096	1,917,171
Equity method of accounting	18,650	85,936	104,586
Dividends and interest on shareholders’ equity	(4,429)	(28,116)	(32,545)

Balance as at December 31, 2005	1,630,296	358,916	1,989,212

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

a)	Composition

		Consolidated
		12/31/2005			12/31/ 2004
	Annual depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value
Transmission equipment	10.00 to 14.28	1,578,933	(1,205,588)	373,345	433,788
Switching equipment	14.28	753,047	(518,955)	234,092	210,754
Infrastructure	4.00 to 20.00	430,991	(239,624)	191,367	191,970
Land	—	4,353	—	4,353	4,353
Software use rights	20.00	320,001	(214,317)	105,684	114,277
Buildings	4.00	34,010	(5,590)	28,420	29,405
Handsets	66.67	258,041	(199,367)	58,674	50,464
Other assets	10 to 20.00	280,222	(178,063)	102,159	130,033
Construction in progress	—	71,000	—	71,000	98,525

Total		3,730,598	(2,561,504)	1,169,094	1,263,569

12.	SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Suppliers	581	4,304	282,342	366,377
Interconnection	—	—	10,388	41,922
Amounts payable to long-distance operators - SMP (*)	—	—	128,507	90,423
Technical assistance (note 29)	—	—	64,590	41,141
Other	3,233	2,308	23,257	12,984

Total	3,814	6,612	509,084	552,847

(*)	The amounts to be passed on Personal Mobile Service (SMP) refer to the VC2, VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on and to the long-distance operators.

13.	TAXES PAYABLE

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
ICMS	—	—	27,555	27,925
Income and social contribution taxes	146	459	30,066	14,552
PIS and COFINS	2,601	2,127	23,697	16,618
FISTEL fees	—	—	3,340	6,886
FUST and FUNTTEL	—	—	1,894	1,189
CIDE (economic intervention contribution)	—	—	12,667	10,523
Other taxes	—	—	1,594	552

Total	2,747	2,586	100,813	78,245

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

14.	LOANS AND FINANCING

a)	Composition of debt

				Consolidated
Description	Currency	Annual interest	Maturity date	12/31/2005	12/31/2004
Financial institutions:
Resolution No. 2,770	US$	10.8% p.y. to 11% p.y.	08.01.05 to 10.03.05	—	30,526
Assumption of debt	US$	1.825% p.y. + LIBOR	10.18.05 to 11.07.05	—	10,022

Suppliers:
NEC do Brasil S.A.	US$	7.3% p.y.	11.29.05	—	8,286
Accrual interest				—	1,416

Total				—	50,250

b)	Derivatives

As of December 31, 2005, the Company had exchange derivative contracts in the amounts of US$26,625 thousand and €50 thousand (US$58,834 thousand as of December 31, 2004), to hedge all its foreign exchange liabilities. As of December 31, 2005, the Company had recorded an accumulated loss of R$3,731 (R$13,035 as of December 31, 2004) on these derivative contracts, represented by an asset balance as follows:

Description	2005	2004
Total current assets	397	1,477
Total current liabilities	4,128	14,512

Accumulated loss	(3,731)	(13,035)

15.	OTHER LIABILITIES

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Prepaid services to be provided	—	—	15,446	19,648
Accrual for customer loyalty program (a)	—	—	16,913	16,894
Intercompany liabilities	312	7,028	6,096	19,282
Provision for pension plan	—	—	503	364
Reverse split of shares (b)	37,067	—	37,067	—
Other	—	5	25,361	25,108

Total	37,379	7,033	101,386	81,296

Current	37,379	7,033	75,833	56,858
Noncurrent	—	—	25,553	24,438

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

(a)	The Company and its subsidiaries have loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned considering historic redemption data, points generated and the average cost of a point.

(b)	Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital (Note 17).

16.	RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which an unfavorable outcome is considered probable by its legal counsel.

Components of the reserve are as follows:

	Consolidated
	12/31/2005	12/31/2004
Labor	9,957	10,177
Civil	40,605	25,882
Tax	50,819	47,561

Total	101,381	83,620

Current	26,815	61,055
Noncurrent	74,566	22,565

The changes in the reserve for contingencies as of December 31, 2005 are as follows:

2005 Consolidated
Beginning balance	83,620
Additional provisions, net of reversals	37,302
Monetary variation	5,092
Payments	(24,633)

End of the year	101,381

16.1.	Tax claims

16.1.1.	Probable losses

a)	ICMS

Based on the opinion of its external legal counsel, Telest recorded a provision of R$3,598 as of December 31, 2005 (R$2,826 as of December 31, 2004), referring to ICMS tax suits initiated in 2002, currently under dispute in administrative proceedings.

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

16.1.2.	Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that the resolution of the matters listed below will not have a material adverse effect on its financial position and, except for PIS and COFINS (item b) below), has not recorded provisions in the financial statements as of December 31, 2005.

a)	ICMS, ISS and other taxes

The subsidiaries received tax assessments totaling R$98,258 (R$66,219 as of December 31, 2004), in respect of: (i) nonpayment of ICMS on occasional or complementary services that do not constitute telecommunications services - R$70,415 (R$40,671 as of December 31, 2004); (ii) nonpayment of ICMS on international calls, made from Brazil - R$6,244 (R$6,244 as of December 31, 2004); (iii) nonpayment of ICMS on calls originating from administrative terminals and from tests used by employees - R$1,762 (R$1,733 as of December 31, 2004); (iv) ISS (service tax) on subscription charge - R$4,947 (R$4,947 as of December 31, 2004); and (v) R$14,890 (R$12,624 as of December 31, 2004), relating to various ICMS, ISS and other tax assessments that are being contested by the subsidiaries.

b)	PIS and COFINS

On November 27, 1998, the PIS and COFINS calculation was changed by Law No. 9,718/98, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized the deduction of up to one third of the COFINS amount from the CSLL (Social Contribution Tax on Net Profit); and (iii) indirectly increased the COFINS and PIS (social integration program) due by the subsidiaries, requiring the inclusion of revenues in excess of billing in their calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the changes in the PIS and COFINS calculation bases introduced by Law No. 9,718/98, the subject of numerous lawsuits brought by taxpayers in general and by the Company. In the consideration of Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared unconstitutional paragraph 1 of article 3 of the above-mentioned Law, which had determined that these contributions would be levied not only on billing, but on “all the revenues received by the corporate entity, irrespective of the type of activity exercised and the accounting classification adopted for the revenues”.

In light of this declaration of the Plenary Session of the Federal Supreme Court, the firm that represents the Company’s interests in this legal dispute reconsidered the classification of the probability of success in respect of the widening of the PIS and COFINS calculation bases from possible to remote loss.

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

The classification of the probability of success in the legal dispute in respect of the increase in the COFINS rate continues to be possible loss.

Conservatively, the management of the subsidiaries maintained the provisions made for these processes, amounting to R$47,221 as of December 31, 2005 (R$40,185 as of December 31, 2004) and will await the final decision in these cases.

As a result of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the Company is now including revenues in excess of billing in the PIS and COFINS calculation bases.

c)	IRPJ (corporate income tax), IRRF and CSLL

Telerj received tax assessments amounting to R$205,586, relating to: (i) the use of part of the negative calculation basis of the CSLL calculated by the Company in 1997, originating from a partial spin-off; (ii) alleged underpayment of IRPJ and CSLL, due to the inspectors’ nonacceptance of the deductibility of certain expenses; (iii) alleged underpayment of IRRF (income tax withheld) on overseas remittances; and (iv) changes to the basis for calculating IRPJ and CSLL resulting from the reduction in the Company’s declared tax loss.

d)	CIDE

Refers to challenging the levying of CIDE (economic intervention contribution) on remittances of funds abroad arising from technology transfer contracts, brand and software licensing, etc. Telerj has two claims of this type, one in administrative proceedings and the other in judicial proceedings, totaling R$49,690.

16.2.	Labor and civil

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

In relation to claims in which a loss is classified as possible, the amount involved is R$62,841 for the civil claims and R$15,019 for the labor claims.

17.	SHAREHOLDERS’ EQUITY

a)	Capital

In the General and Extraordinary Shareholders’ Meeting held on March 29, 2005, a reverse split of 449,009,994,135 book-entry shares, without par value, was approved, comprising 189,434,957,933 common shares and 259,575,036,202 preferred shares, representing share capital, in the proportion of 5,000 shares to 1 share of the same type. Share capital now comprises 89,801,999 book-entry shares, without par value, of which 37,886,992 are common shares and 51,915,007 are preferred shares.

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

On July 29, 2005, the Company advised the shareholders of a capital increase of R$36,485, corresponding to the tax benefit of incorporated goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$891,460 to R$927,945, with the issue of 2,029,225 new common shares, guaranteeing preemptive rights as established in article 171 of Law No. 6,404/76.

The capital as of December 31, 2005 and 2004 comprises shares without par value, as follows:

	Thousands of shares
	12/31/2005	12/31/2004
Common shares	39,916	189,434,958
Preferred shares	51,915	259,575,036

Total	91,831	449,009,994

b)	Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, and the right to receive a dividend 10% higher than that declared for each common share.

Dividends are calculated in accordance with the Company’s bylaws and with corporate law, which establish a minimum dividend corresponding to 25% of the net income for the fiscal year.

Dividends due, before the allocation of interest on shareholders’ equity, were calculated as follows:

	2005	2004
Net income for the year	111,150	92,878
Appropriation to legal reserve	(5,558)	(4,644)

Adjusted net income	105,592	88,234

Dividends and interest on shareholders’ equity	(26,398)	(22,058)

Gross interest on shareholders’ equity	34,866	23,000
IRRF on equity capital interest	(5,230)	(3,450)

Net interest on shareholders’ equity	29,636	19,550
Additional dividend	—	2,508

Number of shares:
Common	39,916	189,434,958
Preferred	51,915	259,575,036

Proposed dividends and interest on shareholders’ equity:
Common shares	12,193	8,798
Preferred shares	17,443	13,260

Proposed dividends and interest on shareholders’ equity per share
(in Brazilian reais):
Common shares	0.30547	0.00005
Preferred shares	0.33600	0.00005

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

c)	Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit (Note 28).

d)	Income reserve

d.1)	Legal reserve

The legal reserve is calculated based on 5% of annual net income until it is equal to 20% of paid-up capital or 30% of capital plus capital reserves; thereafter, allocations to this reserve are no longer mandatory. This reserve is intended to ensure the integrity of capital and may only be used to offset losses or capital increases.

d.2)	Reserve for expansion and modernization

The special reserve for expansion and modernization is based on the capital budget prepared by management, which shows the need for investment funds for projects in the coming years.

18.	NET OPERATING REVENUE

	Consolidated
	2005	2004
Subscription	86,339	138,599
Usage charges	1,419,078	1,093,004
Additional call charges	36,405	26,118
Interconnection	734,255	792,513
Data services	115,718	50,614
Other services	21,959	18,944

Gross revenue from services	2,413,754	2,119,792

ICMS	(496,055)	(388,919)
PIS and COFINS	(87,299)	(76,597)
ISS	(1,156)	(834)
Discounts granted	(66,464)	(48,921)

Net operating revenue from services	1,762,780	1,604,521

Sale of handsets and accessories	626,431	584,077

ICMS	(46,412)	(49,545)
PIS and COFINS	(36,856)	(37,407)
Discounts granted	(188,054)	(119,064)
Returns of goods	(39,941)	(55,555)

Net operating revenue from sales of handsets	315,168	322,506

Total net operating revenue	2,077,948	1,927,027

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

There are no customers that contributed more than 10% of the gross operating revenue during the years ended December 31, 2005 and 2004, except for Telemar Norte Leste S.A. - Telemar, a fixed line service provider, which contributed approximately 16% and 21%, respectively, mainly in relation to interconnection.

19.	COST OF SERVICES AND GOODS

	Consolidated
	2005	2004
Personnel	(19,576)	(18,784)
Materials	(305)	(968)
Outside services	(55,813)	(47,996)
Leased lines	(72,823)	(55,383)
Rent, insurance and condominium fees	(49,428)	(43,913)
Interconnection	(43,160)	(80,958)
Taxes and contributions	(76,924)	(61,759)
Depreciation and amortization	(238,164)	(272,687)
Other	(942)	(148)

Cost of services rendered	(557,135)	(582,596)
Cost of products sold	(479,223)	(526,910)

Total	(1,036,358)	(1,109,506)

20.	SELLING EXPENSES

	Consolidated
	2005	2004
Personnel	(46,865)	(54,668)
Materials	(10,107)	(11,962)
Outside services	(343,413)	(232,645)
Advertising	(87,530)	(88,729)
Rent, insurance and condominium fees	(13,049)	(9,704)
Taxes and contributions	(425)	(538)
Depreciation and amortization	(77,251)	(75,598)
Provision for doubtful accounts	(62,486)	(35,693)
Other	(6,922)	(1,878)

Total	(648,048)	(511,415)

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

21.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Personnel	(1,332)	(1,821)	(46,887)	(48,533)
Materials	(1)	—	(4,758)	(5,488)
Outside services	(3,406)	(3,256)	(98,933)	(72,109)
Rent, insurance and condominium fees	(78)	—	(17,876)	(13,223)
Taxes and contributions	(13)	(35)	(1,384)	(1,279)
Depreciation and amortization	(430)	(430)	(41,912)	(45,082)
Other	(38)	(40)	(2,061)	(2,118)

Total	(5,298)	(5,582)	(213,811)	(187,832)

22.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	2005	2004	2005	2004
Income:
Fees	—	—	10,560	9,405
Recovered expenses	781	135	23,493	13,819
Provision reversals	—	—	3,616	10,307
Shared infrastructure/EILD	—	—	4,849	5,876
Commercial incentives	—	—	26,695	17,362
Other	—	—	3,185	5,268

Total	781	135	72,398	62,037

Expenses:
FUST	—	—	(10,503)	(8,702)
FUNTTEL	—	—	(5,270)	(4,292)
ICMS on other expenses	—	—	(11,865)	(1,527)
PIS and COFINS on other revenues	—	—	(7,783)	(4,302)
Other taxes and contributions	(9)	(31)	(5,526)	(1,162)
Reserve for contingencies	(2)	—	(40,918)	(18,157)
Amortization of deferred charges	—	—	(462)	(314)
Other	—	(2)	(13,534)	(6,600)

Total	(11)	(33)	(95,861)	(45,056)

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

23.	NET FINANCIAL EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Income:
Financial income	13,065	6,783	84,980	78,122
Foreign currency exchange variation	782	907	21,441	18,184
PIS/COFINS on financial income	(2,601)	(2,483)	(2,649)	(7,822)

Total	11,246	5,207	103,772	88,484

Expenses:
Financial expense	(315)	(215)	(35,740)	(37,615)
Monetary/exchange variation	(2)	—	(11,166)	(13,415)
Losses on derivative contracts, net	—	—	(30,140)	(31,727)

Total	(317)	(215)	(77,046)	(82,757)

24.	NONOPERATING INCOME (EXPENSES)

	Consolidated
	2005	2004
Income:
Disposal of fixed assets	1,770	711
Other	20	61

Total	1,790	772

Expenses:
Reduction of fixed assets/investments	(27,657)	(711)
Other	(388)	(62)

Total	(28,045)	(773)

25.	INCOME TAXES

The Company and its subsidiaries estimate and pay monthly the installments of income and social contribution taxes on an accrual basis. Deferred taxes are recognized on temporary differences pursuant to Note 7. The composition of expenses for income and social contribution taxes is as follows:

	Company		Consolidated
	2005	2004	2005	2004
Income tax	(62)	(1,080)	(75,733)	(80,476)
Social contribution tax	(31)	(149)	(27,686)	(28,719)
Deferred income tax	99	46	42,307	44,822
Deferred social contribution tax	157	17	15,523	16,270

Total	163	(1,166)	(45,589)	(48,103)

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

A reconciliation of the taxes on income reported, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	2005	2004	2005	2004
Income before taxes	104,237	94,044	121,873	117,981
Tax expense at combined statutory rate	(35,441)	(31,975)	(41,437)	(40,114)
Permanent additions:
Nondeductible expenses	(100)	(130)	(5,934)	(5,498)
Other additions	—	(1,202)	—	(2,514)
Permanent exclusions:
Interest on shareholders’ equity credited – subsidiaries	35,559	32,141	—	—
Other exclusions	—	—	93	23
Other	145	—	1,689	—

Tax expense	163	(1,166)	(45,589)	(48,103)

26.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)	Risk considerations

The major market risks to which the Company and its subsidiaries are exposed in conducting their business are:

•	Credit risk: derived from the possible difficulty in collecting amounts from telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

•	Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (CDI).

The Company and its subsidiaries take an active posture in managing of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

Credit risk

The credit risk of providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies relating to selling postpaid handsets. As of December 31, 2005, the Company and its subsidiaries had 68.9% (71.2% as of December 31, 2004) of their customer base under the prepaid system, which requires prepaid loading and, therefore, reduces credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales integrated with the SAP ERP software distribution module.

The Company and its subsidiaries are also subject to credit risk derived from its investments and receivables from swap operations. The Company and its subsidiaries spread this risk by using various recognized financial institutions.

Interest rate risk

The subsidiaries are exposed to the risk of a rise in local interest rates, as the liability portion of the derivative operations (exchange derivatives) is tied to the CDI. However, financial investments also indexed to the CDI neutralize this effect.

Currency risk

The subsidiaries use derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rates as of December 31, 2005:

	In thousands of
	US$	€
Suppliers and technical assistance	(27,950)	(275)
Derivative contracts	26,625	50

Total	(1,325)	(225)

b)	Derivative contracts

The subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized loss
Suppliers and technical assistance	(66,182)	(66,182)	—
Derivative contracts	(3,731)	(4,098)	(367)

Total	(69,913)	(70,280)	(367)

c)	Market value of financial instruments

The market value of the swap contracts was established based on the discounted cash flow method, using available interest rate projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

27.	POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)	PBS-A: defined-benefit multisponsored plan, for participants who were previously assisted and had such status on January 31, 2000.

b)	PBS Tele Sudeste Celular: defined-benefit plan serving approximately 1% of the Company’s employees.

c)	PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

The contribution to the PBS Tele Sudeste Celular Plans is determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in force in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to finance the PBS Tele Leste Plans and 1.5% for the PAMA Plan.

d)	Visão Celular Benefit Plan: individual defined contribution plan - the Visão Celular benefit plan, introduced by SISTEL in August, 2000.

The subsidiaries’ contributions to Visão Plan are equal to those of the participants, varying between 2% and 9% of the participant’s salary, according to the percentage chosen by the participant.

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

We show below the breakdown of the provision for the defined benefit retirement plans and healthcare plan for retired employees as of December 31, 2005 and 2004, as well as the other information required by CVM Resolution No. 371/00 on these plans:

Plan	2005	2004
PAMA	503	364

Total	503	364

1)	Reconciliation of funded status

	2005
	PBS	Visão (ii)	PAMA (i)	PBS-A (i) and (ii)
Benefit obligation	9,450	3,493	1,697	11,102
Fair value of plan assets	(13,081)	(10,608)	(1,194)	(14,382)

Funded status	(3,631)	(7,115)	503	(3,280)

	2004
	PBS (ii)	Visão (ii)	PAMA (i)	PBS-A (i) and (ii)
Benefit obligation	8,642	4,225	1,449	10,190
Fair value of plan assets	(11,430)	(4,545)	(1,085)	(13,252)

Funded status	(2,788)	(320)	364	(3,062)

(i)	Refers to the Company’s proportional participation in assets and liabilities of the multisponsored plans - PAMA and PBS-A.

(ii)	Although Visão, PBS and PBS-A Plans showed surpluses as of December 31, 2005, no assets were recognized by the sponsor due to the lack of prospects of making use of this surplus.

2)	Net actuarial liability (asset)

	2005
	PBS	Visão	PAMA	PBS-A
Net actuarial (asset) liability as of December 31, 2004	(2,788)	(320)	364	(3,062)
Current service cost	992	1,282	169	1,105
Recognized actuarial losses (gains) for the year	(289)	(6,705)	191	644
Sponsor’s contribution for the year	(10)	(746)	—	—
Gains for the year	(1,536)	(626)	(221)	(1,967)

Net actuarial (asset) liability as of December 31, 2005	(3,631)	(7,115)	503	(3,280)

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

3)	Change in benefit obligation

	2005
	PBS	Visão	PAMA	PBS-A
Benefit obligation as of December 31, 2004	8,642	4,225	1,449	10,190
Current service cost	52	843	9	—
Interest cost	940	439	160	1,105
Benefits paid for the year	(770)	(50)	(116)	(837)
Actuarial (gain) losses for the year	586	(1,964)	195	644

Benefit obligation as of December 31, 2005	9,450	3,493	1,697	11,102

4)	Change in plan assets

	2005
	PBS	Visão	PAMA	PBS-A
Fair value of plan assets as of December 31, 2004	(11,430)	(4,545)	(1,085)	(13,252)
Benefits paid for the year	770	50	116	837
Gain for the year	(875)	(4,741)	(4)	—
Sponsor’s contributions for the year	(10)	(746)	—	—
Return on plan assets for the year	(1,536)	(626)	(221)	(1,967)

Fair value of plan assets as of December 31, 2005	(13,081)	(10,608)	(1,194)	(14,382)

5)	Estimated expenses for 2006

	PBS	Visão	PAMA	PBS-A
Service cost	59	662	13	—
Interest cost on actuarial liabilities	1,029	369	187	1,206
Expected return on assets	(1,786)	(1,484)	(149)	(1,748)
Employees’ contributions	(20)	(79)	—	—

Total	(718)	(532)	51	(542)

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

6)	Actuarial assumptions

2005
	PBS	Visão	PAMA	PBS-A

Discount rate used at current value of actuarial liabilities	11.30% p.y.	11.30% p.y.	11.30% p.y.	11.30% p.y.

Estimated return rate on plan assets	13.98% p.y.	13.98% p.y.	12.88% p.y.	12.53% p.y.

Future salary growth rate	7.10% p.y.	7.10% p.y.	7.10% p.y.	7.10% p.y.

Medical costs growth rate	—	—	8.15% p.y.	—

Benefits growth rate	5.00% p.y.	5.00% p.y.	5.00% p.y.	5.00% p.y.

Mortality table	UP94 with 2 years and segregated by sex	UP94 with 2 years and segregated by sex	UP94 with 2 years	UP94 with 2 years of increase in hazard and segregated by sex

Disability table	Mercer disability	Mercer disability	Mercer disability	—

28.	CORPORATE RESTRUCTURING

On November 30, 2000, a corporate restructuring plan was concluded, in which the goodwill paid in the privatization process of the Company was transferred to its subsidiaries. The net goodwill on the provision reversal was fully amortized as of December 31, 2005.

The financial statements maintained for the companies’ corporate and tax purposes record specific accounts relating to the incorporated goodwill and reserve and the respective amortization, reversal and tax credit, the balances of which as of December 31, 2005 and 2004 are as follows:

	Amounts on the date of merger	Consolidated
		12/31/2005	12/31/2004
Balance sheet:
Incorporated goodwill	1,393,279	—	216,493
Provision	(928,437)	—	(142,885)

Amount	464,842	—	73,608

	2005	2004
Statement of income:
Amortization of goodwill	216,493	278,656
Reversal of provision	(142,885)	(183,913)
Tax benefit	(73,608)	(94,743)

Net effect on net income	—	—

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

As shown above, amortization of the goodwill, net of the reversal of the provision and corresponding tax credit, produces a zero effect on the results for the year and, consequently, for the basis of calculation of minimum compulsory dividends. To optimize the presentation in the financial statements of the companies’ financial and equity situation, the net value of R$73,608 as of December 31, 2004, which in essence represents the tax credit relating to the corporate restructuring, was classified in the balance sheet under current assets as deferred taxes (Note 7).

The merged tax credit is capitalized at the time of its effective realization. In the fiscal year ended December 31, 2005, the subsidiaries realized R$59,827 in tax benefits as a result of the restructuring.

The subsidiaries did not fully realize the tax benefit and recorded deferred taxes on tax loss carryforwards totaling R$113,459.

29.	TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)	Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telesp Celular S.A., Global Telecom S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. e Norte Brasil Telecom S.A. - BrT. Some of these transactions were based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. After July 2003, users have been free to choose a long-distance operator.

b)	Technical assistance: refers to the provision of technical assistance by Telefónica Móviles S.A. and Telefónica Internacional S.A., calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

c)	Corporate services: these are passed on to the associated companies (in accordance with item a)) at the cost effectively incurred for these services.

d)	Call-center services: provided by Atento Brasil S.A. and Mobitel S.A. to users of the telecommunications services of the subsidiaries, contracted for 12 months, renewable for the same period.

e)	Maintenance: maintenance of the profitability and cost control system by Telefônica Móbile Solution do Brasil.

f)	Operating logistics services and accounting/financial assistance: provided by Telefônica Gestão de Serviços Compartilhados Ltda.

g)	Voice content portal service provider: provided by Terra Network Brasil.

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	12/31/2005	12/31/2004
Assets:
Trade accounts receivable, net	9,587	10,357
Receivable from Group companies	31,341	32,430

Liabilities:
Trade accounts payable	26,553	73,385
Technical assistance	64,590	41,141
Intercompany liabilities	6,096	19,282

Statement of income-
Net operating revenue:
Telefónica Comunicaciones Personales UNIFON	232	—
Telefónica Móviles Chile	3	—
Telefónica Móviles Peru	23	—
Telecomunicações de São Paulo S.A. - Telesp	55,631	63,605

Balance as of December 31	55,889	63,605

Expenses-
Cost of services provided:
Telefônica Empresas Brasil	(12)	—
Telecomunicações de São Paulo S.A. - Telesp	—	(27,000)

Balance as of December 31	(12)	(27,000)

Selling expenses:
Atento do Brasil S.A.	(50,009)	(60,961)
Terra Brasil S.A.	(80)	—
Mobitel S.A. - Dedic	(30,562)	—

Balance as of December 31	(80,651)	(60,961)

General and administrative expenses:
Telecomunicações de São Paulo S.A. - Telesp	—	(935)
Telefônica Empresas Brasil	(3,612)	—
Telefônica Mobile Solutions	(411)	—
Telefônica Móviles	(392)	—
Telefônica Gestão de Serviços Compartilhados - T-Gestiona	(60)	—
Primesys Soluções Empresariais S.A.	(2,302)	—
Telefônica Móviles - technical assistance	(31,752)	—

Balance as of December 31	(38,529)	(935)

Other operating revenue-
Telefônica Empresas Brasil	230	—

Balance as of December 31	230	—

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

	Consolidated
	12/31/2005	12/31/2004
Finance income (expense), net:
Telefônica Internacional S.A.	2,282	2,130
Telefônica Móviles S.A.	2,416	2,501
Telefónica Móviles Espanha	(7)	—
Atento do Brasil S.A.	5	—
Telefónica Mobile Solutions	293	—

Balance as of December 31	4,989	4,631

Recovery of expenses from joint venture, proportional:
Celular CRT Participações S.A.	8,265	8,370
Tele Leste Celular Participações S.A.	3,677	3,800
Telesp Celular Participações S.A.	50,867	54,395

Balance as of December 31	62,809	66,565

Expenses from joint venture, proportional:
Celular CRT Participações S.A.	(2,197)	(1,859)
Tele Leste Celular Participações S.A.	(1,662)	(1,811)
Telesp Celular Participações S.A.	(51,802)	(47,766)

Balance as of December 31	(55,661)	(51,436)

30.	DIRECTORS’ FEES

During 2005 and 2004, directors’ fees totaled R$1,683 and R$2,060, consolidated, and R$364 and R$699, Company, respectively, and were appropriated as expense.

31.	INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of December 31, 2005, the companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Insured amount
Operating risks	R$2,976,447
General civil liability	R$7,560
Vehicle (officers’ fleet)	FIPE table - 100% - R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

32.	SUBSEQUENT EVENTS

On December 4, 2005, the Company’s Board of Directors approved a proposal for the merging of Tele Sudeste Celular Participações S.A. intoTelesp Celular Participações S.A. (“Corporate Restructuring”).

On January 11, 2006 the Managing Council of ANATEL, approved the corporate restructuring of Vivo Group.

On February 22, 2006 the General Meeting approved the merger of the Company into Telesp Celular Participações S.A. (“TCP”) (and the changing of the name of TCP to Vivo Participações S.A.), as previously proposed by the Board of Directors and communicated to the market on December 4, 2005.

The shareholders of the companies will receive 3.2879 TCP shares for each company share merged.

Since the Company merged into TCP and was extinguished, its registration with the CVM, the São Paulo Stock Exchange (BOVESPA), the Securities and Exchange Commission - SEC and the New York Stock Exchange - NYSE will be cancelled.

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